## Contact

www.linkedin.com/in/liviobisterzo
(LinkedIn)
greenparkbrands.com (Company)

## Top Skills

Brand Management
Marketing Strategy
Brand Development

## Honors-Awards

Hippeas - Veg World - Best Vegan
Snack

Hippeas - Creative Pool - Gold
Branding Effectiveness

Hippeas - FAB - Brand Identity,
GOLD

Hippeas - Circle Up - 25 most
innovative brands

Ugly - Marketing Society Brave
Brands - Silver

# Livio Bisterzo

CEO and Founder at Green Park
Los Angeles Metropolitan Area

## Summary

I've been an entrepreneur all my life. In 2003, while at college, I
started my first entrepreneurial venture working in youth culture,
marketing and events. Since then, I went on to challenge myself
to build businesses from the ground-up across different industries,
creating some strong and successful companies along the way. I'm
a creative person with a passion for healthy living, socially-conscious
consumer products, relationships, leadership, team-building, and
sport.
In 2015, I founded Green Park with a mission to create, operate, and
accelerate disruptor CPG brands that help create a future for the
next generation where doing good business means doing more good
by our consumers, in our communities and for our planet.

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## Experience

**Green Park Brands**
CEO and Founder
April 2015 - Present (8 years 7 months)
Los Angeles

Headquartered in Los Angeles, Green Park has rethought the world of CPG
from the ground, creating innovative and sustainable alternatives that meet the
needs of tomorrow's consumer, today.

**Little Miracle Drinks**
Little Miracle Drinks
September 2011 - December 2014 (3 years 4 months)

**Alvaro Group**
Entrepreneur
September 2006 - January 2012 (5 years 5 months)
London-NY-Chicago

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# Education

## University of the Arts London

Business and Management in Fashion · (1999 - 2002)